

OUR AERIAL ATV BRINGS THE **POWER OF FLIGHT** WHERE IT'S NEEDED MOST

Whether it's getting around a farm without destroying crops, collecting specialized imagery, or just having fun, our aerial ATV makes it easy. Our customers don't even need a license to fly it. With over $39M in pre-orders already, it's clear we're delivering a major solution to the world's transportation needs.

INVEST NOW

Price Per Share	Min. Investment
$7	**$1,001**

Form C   Offering Circular

DOWNLOAD OUR INVESTOR DECK TO LEARN MORE

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RECONS ARE BEING FLOWN EVERYDAY

You're not investing in hypothetical or unproven technology. Our RECONs are flown every day by regular people, not just test pilots.

00:25

00:59

00:21

INVEST
$5,000+

DISCOUNT ON RECON
$5,000 discount

DISCOUNT ON SHARE PRICE
5% discount

INVEST
$10,000

DISCOUNT ON RECON
$10,000 discount

DISCOUNT ON SHARE PRICE
10% discount

PLUS

INVEST
$25,000

DISCOUNT ON RECON
$15,000

DISCOUNT ON SHARE PRICE
15% discount

PLUS
- Flight jacket, cap and polo

INVESTOR
PERKS

INVEST
$50,000

DISCOUNT ON RECON
$17,500

DISCOUNT ON SHARE PRICE
15%
discount

PLUS

- Custom vinyl on Recon
- Video meeting with CEO, flight jacket, cap and swag

INVEST
$100,000

DISCOUNT ON RECON
$20,000

DISCOUNT ON SHARE PRICE
15%
discount

PLUS

- Custom vinyl on Recon
- Tour of Cincinnati facilities with CEO
- Swag



OUR STORY

WHY WE STARTED RYSE AERO TECH

We have a vision to make personal, electric flight as common place as driving. As the team of engineers who were the first to receive a special airworthiness certificate for air taxi, we believe our team is uniquely suited to making this vision a reality. Our seasoned management team boasts 150+ years of aerospace, engineering and business experience.

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INNOVATION

MEET THE RECON - **NO PILOT LICENSE NEEDED**

Our eVTOL aircraft - the RECON - gives anyone the opportunity



Up to 63MPH*



Reaches altitudes up to 400ft



25-minute flight time with easily swappable batteries*



250lb payload capacity*

without damaging crops or simply want to enjoy the fun of flight, RECON delivers.

independent motors offer safety redundancies

land on water, too!

*Specification depends on many factors including, but not limited to, weight, weather and battery life.



DOWNLOAD OUR **INVESTOR DECK** TO LEARN MORE

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260 PRE-ORDERS FOR THE RECON

We've received over 260 pre-orders for RECON, representing potentially $39M in revenue.* By investing today you can help us meet this demand and share in our growth as we scale.

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COMPETITIVE ADVANTAGE

OUR ADVANTAGES **OVER COMPETITORS**



Vs. Other eVTOL Ultralights

Vs. Air Taxis

✓ Air taxis require expensive and time-consuming FAA certification to manufacture

✓ No need for a

Vs. Drones

✓ Drones require an FAA Part 107 license

✓ Require two people to secure the

Vs. Licensed Aircraft

✓ Much cheaper to own and operate

✓ No certifications to operate or manufacture

given proprietary flight control systems and six layers of redundancy at each motor.

✓ We have a patent pending ultralight eVTOL

✓ We're ready today for production and sales of **RECONs**.

✓ Can't carry gear or humans

✓ Limited visibility compared to **RECON operator**

pilot



OUR MARKET IS PROJECTED TO **2X BY 2028**

The market for ultralight and light aircraft is expected to jump from $9.3B this year to $18.4B by 2028[1]. We're also targeting an even larger opportunity in agriculture. The 2M farms in the US spend over **$52B annually[2]** on equipment. We believe RECON's utility will make it as commonplace as a tractor. And, outdoor enthusiasts are finding more use cases for the RECON, too.

INVEST NOW

DOWNLOAD OUR **INVESTOR DECK** TO LEARN MORE

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ROADMAP

HOW WE'LL USE YOUR INVESTMENT

manufacturing capacity and targeting industries like oil, gas, and mining.

OUR TEAM



Mick Kowitz
Founder & CEO
-30+ years experience
-Founded 7 companies
-Holds 14 patents



Thaddeus Bort
Chief Software Engineer
15+ years experience in flight control systems, instrumentation layout, and safety controls.



Alan Arkus
Head of Propulsion
20+ years experience in aviation structural design, propulsion systems, and battery management.



Zach Carlton
VP of Aerospace
10 years of experience in aerospace dynamics engineering and model-based flight control.



Erik Stephansen
VP of Regulatory
30+ years of aviation experience, aerodynamic design and regulatory agency expertise.



Rober Royse
VP of Production
30+ years of development & production experience including military weapons.



Kurt Freyberger
CFO
30+ years of experience in finance and public accounting including IPO and startups.

FAQS

⌃ Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

⌃ How much can I invest?

investment limit is 10%

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of RYSE Aero Technologies (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company; or the Company goes public (makes an initial public offering). In an acquisition, you receive your ownership share of the distributions that occur, and in the case of a public offering, you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period

In the event of death, divorce, or similar circumstance, shares can be transferred to the following parties if they are willing:
● The company that issued the securities
● An accredited investor
● A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: ir@ryseaerotech.com.

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with audited financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What's your share price?

$7 per share

What is the minimum investment size?

The minimum investment size for this current round is $1,001.

What kind of shares are you issuing?

We are issuing common stock of the Company that is described in the Reg CF offering document. Other securities, such as preferred stock and convertible notes, that have already been issued to other Company owners are also described in the Reg CF offering document.

How much are you raising?

$5.0 million

Why Should I Invest?

eVTOLs are on the cutting edge of flight, and RYSE Aero Tech's RECON has broad market appeal because it does not require a pilot license to fly or special certifications to manufacture. It is also a practical solution for industries like agriculture, where people need to get to hard-to-reach places quickly and easily.

different skill set. The advantage to an ultralight is that it does not require a pilot license to operate and can be sold without FAA certification, a time-consuming and expensive process. The hard part about an ultralight is that the vehicle needs to operate safely while not weighing more than 254 pounds, subject to adjustment for floatation. Our team of aerospace and race car engineers have figured it out.

^ How do you plan to use the proceeds from this funding round?

The money raised will be mostly for, but not limited to, capital expenditures for the build-out of our manufacturing facilities, including manufacturing equipment, and the continued research and development, selling and administrative expenses to operate our company.

^ What perks do I get for investing?

INVEST
$5,000+

DISCOUNT ON RECON
$5,000 discount

DISCOUNT ON SHARE PRICE
5% discount

INVEST
$10,000

DISCOUNT ON RECON
$10,000 discount

DISCOUNT ON SHARE PRICE
10% discount

PLUS
• Baseball cap and polo shirt

INVEST
$25,000

DISCOUNT ON RECON
$15,000

DISCOUNT ON SHARE PRICE
15% discount

PLUS
• Flight jacket, cap and polo shirt ("swag")

INVEST
$50,000

DISCOUNT ON RECON
$17,500

DISCOUNT ON SHARE PRICE
15% discount

PLUS
• Custom vinyl on Recon
• Video meeting with CEO, flight jacket, cap and swag

INVEST
$100,000

DISCOUNT ON RECON
$20,000

- Custom vinyl on Recon
- Tour of Cincinnati facilities with CEO
- Swag

Why are you focusing on the agricultural market?

We are focusing on the agricultural market first because there is a real ROI to be gained for the customer that often is missing from disruptive technology. The additional value of knowing they will use the product on private land and have a long history of maintaining and respecting equipment was part of the decision.

Where are your headquarters?

We are located in Mason, Ohio, just outside of Cincinnati.

How many employees do you have?

We have 15 full-time employees, mostly engineers, with an additional four hourly part-time employees.

When will RYSE Aero Tech expand into additional markets, and which ones?

Our pre-orders primarily include farmers who want to use the RECON for their business and large landowners who want to use the RECON for recreation (it's fun to fly!). We believe these will be our primary initial markets, and we expect to expand into oil & gas, government & parks services, military, and mining industries that have attractive profitability for us.

Do you plan to expand internationally?

Our pre-orders primarily include U.S. farmers who want to use the RECON for their business and large U.S. landowners who want to use the RECON for recreation. We believe these will be our primary initial markets, and we expect over time there will be demand for the RECON in international markets that have attractive profitability for us.

How many patents do you have?

We have three provisional patents filed, with the possibility of expanding to six.

What are your advantages over your competitors?

Our vehicle design is the only six-independent propulsion system on the market. Our design was created by engineers that built aircraft previously in the configuration of our competitors currently known to us in the market. We chose this design because we believe it is safer and has more redundancies. We also believe the durability of our design in agriculture and other high-wear markets will be an advantage. One of the key differences is our battery system is distributed, with each motor having its own battery at the point of location. Others typically have their motor under a seat or clustered throughout their spars. With independent battery management systems for each pack and the use of a high-voltage bus away from the occupant, the risk of battery injury is very limited in our view. We also believe the added advantage of being able to takeoff and land in water over most of our competitors is a valuable tool to our customers.

Certification and Registration, it states: "Notwithstanding any other section pertaining to airman certification, operators of ultralight vehicles are not required to meet any aeronautical knowledge, age or experience requirements to operate those vehicles or to have airman or medical certificates.:

∧ What are the safety features of the RECON?

The RECON has:

- Simple flight controls, such that if the operator lets go of the controls, the vehicle will hover and stay in place, even with wind gusts. The operator only need to know enough to directionally control the vehicle
- Six redundant motor/propulsion modules allow it to fly with a motor failure. The flight software will require the operator to land the vehicle if a motor failure occurs, and it will be able to land safely.

- Six redundant batteries, allowing it to continue operating all motors should one battery fail. The flight software will require the operator to land the vehicle if a battery failure occuras, and it will be able to land safely.
- Six redundant battery management systems
- Six redundant speed controllers, each with three levels of redundant communications
- Failsafe redundancy for operator controls between the touchscreen system and the joysticks. Should the joysticks fail, the touchscreen can be used to fly the vehicle
- The ability to land and take off on water
- Redundant active/active flight control computers
- Redundant power sources for control systems
- Redundant avionics components operating on different power sources and in parallel with the flight control systems
- Numerous onboard safety systems and audible Bluetooth warning system
- A specially designed patent pending breakaway seat structure to protect spinal compression from a 13-foot drop

∧ What is the price of the RECON?

With over 260 reservations from both farmers and consumers, the RECON's MSRP is currently $150,000 plus tax and delivery. Typical farm equipment costs anywhere from $150,000 to $750,000. The RECON is viewed as large farm equipment that can replace ATVs, UTVs, and tractors that would otherwise compact soil and crops. At its price point, it is cheaper than buying a used helicopter that would require a high degree of skill and a pilot license to operate.

∧ How soon will you start shipping RECON units?

Our first RECON units are estimated to be shipped in December 2023.

∧ How will you use my investment?

The money raised will be mostly for, but not limited to, capital expenditures for the build-out of our manufacturing facilities, including manufacturing equipment, and the continued research and development, selling and administrative expenses to operate our company.

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*No customer contracts have been completed on these pre-orders.
1 - Research and Markets: https://www.researchandmarkets.com/report/ultralight-aircraft
2- Arizton Advisory & Intelligence: https://www.prnewswire.com/news-releases/agriculture-equipment-market-in-us-grew-by-2-8-in-2022--favourable-climate-and-increasing-demand-for-crop-production-favouring-agriculture-equipment-sales-in-the-us---arizton-301754493.html

their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.